UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement by Embraer S.A. of Consideration of Cash Tender Offer for

Certain Outstanding 6.950% Senior Unsecured Guaranteed Notes due 2028

São Paulo, February 20, 2025 – Embraer S.A. (“Embraer”) (NYSE: ERJ) announces the consideration payable in connection with the previously announced offer to purchase for cash (the “Tender Offer”) up to US$150,000,000 (the “Maximum Principal Amount”) in aggregate principal amount of the outstanding 6.950% senior unsecured guaranteed notes due 2028 (the “2028 Notes”) issued by Embraer Netherlands Finance B.V., fully, unconditionally and irrevocably guaranteed by Embraer.

The Tender Offer is being made pursuant to the terms and subject to the conditions set forth in the offer to purchase dated February 5, 2025 (the “Offer to Purchase”) relating to the 2028 Notes.

The following table sets forth certain information relating to the Tender Offer, including the applicable consideration payable for the 2028 Notes validly tendered and accepted for purchase and the reference yield for the 2028 Notes as calculated at 11:00 a.m. (New York City time) today.

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Reference U.S. Treasury Security	Bloomberg Reference Page(1)	Fixed Spread(2)	Reference Yield	Capped Total Consideration(3)(4)
6.950% Senior Unsecured Guaranteed Notes due 2028	Regulation S: N29505 AA7 / USN29505AA70 Rule 144A: 29082H AC6 / US29082HAC60	US$479,254,000	4.250% due January 15, 2028	FIT1	80 bps	4.278%	US$1,045.99

(1)	The applicable page on Bloomberg from which the Dealer Managers (as defined below) quoted the bid-side price of the Reference U.S. Treasury Security.

(2)	Inclusive of Capped Early Tender Payment (as defined below).

(3)	Per US$1,000 principal amount.

(4)

The Capped Total Consideration (as defined below) for 2028 Notes validly tendered prior to or at the Capped Early Tender Date (as defined below) and accepted for purchase is inclusive of an early tender payment of US$50.00 per US$1,000 principal amount of 2028 Notes accepted for purchase (the “Capped Early Tender Payment”) and calculated using the applicable Fixed Spread for the 2028 Notes to the yield of the Reference U.S. Treasury Security for that series as of 11:00 a.m., New York City time, on February 20, 2025. All holders of 2028 Notes accepted for purchase will also receive accrued and unpaid interest on 2028 Notes validly tendered and accepted for purchase from and including the applicable last interest payment date up to, but not including, the settlement date.

Information on the Tender Offer

Holders of 2028 Notes who validly tendered and did not validly withdraw their 2028 Notes at or prior to 5:00 p.m., New York City time, on February 19, 2025 (such time and date, the “Capped Early Tender Date”), and whose 2028 Notes have been accepted for purchase are eligible to receive the applicable capped total consideration, as set forth in the table above (the “Capped Total Consideration”), which includes the Capped Early Tender Payment of US$50.00 per US$1,000 principal amount of 2028 Notes accepted for purchase. In addition, holders whose 2028 Notes have been accepted for purchase pursuant to the Tender Offer will also receive accrued and unpaid interest (“Accrued Interest”) on their accepted 2028 Notes from the last interest payment date to, but not including, the Capped Early Settlement Date (as defined below).

The applicable Capped Total Consideration payable for the 2028 Notes tendered and accepted for purchase pursuant to the Tender Offer was determined by the Dealer Managers in the manner described in the Offer to Purchase by reference to the applicable fixed spread (as set forth in the table above) plus the yield-to-maturity based on the bid-side price of the applicable Reference U.S. Treasury Security for the 2028 Notes (as set forth in the table above) as of 11:00 a.m. (New York City time) today.

As previously announced, because the aggregate principal amount of the 2028 Notes validly tendered and not validly withdrawn pursuant to the Tender Offer at the Capped Early Tender Date exceeded the Maximum Principal Amount, Embraer has accepted for purchase US$150,000,000 principal amount of 2028 Notes and no 2028 Notes tendered after the Capped Early Tender Date will be accepted for purchase. Any tendered 2028 Notes that are not accepted for purchase will be returned or credited without expense to the holder’s account.

Payment of the applicable Capped Total Consideration and Accrued Interest will be made on February 21, 2025 (the “Capped Early Settlement Date”). The Tender Offer will expire at 5:00 p.m., New York City time, on March 6, 2025. Embraer reserves the right to amend or terminate the Tender Offer at any time in its sole discretion, subject to compliance with applicable law, and to not accept any tenders of 2028 Notes for any reason.

For More Information

The terms and conditions of the Tender Offer are described in the Offer to Purchase. Copies of the Offer to Purchase are available at www.dfking.com/embraer and by request to D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to the Tender and Information Agent at +1 (800) 829-6554 (toll free) and +1 (212) 269-5550 (collect) or by e-mail to embraer@dfking.com.

Embraer has engaged Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and PNC Capital Markets LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Tender Offer.

Disclaimer

None of Embraer, the Dealer Managers, the Tender and Information Agent, the trustee for the 2028 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any 2028 Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders of the 2028 Notes must make their own decision as to whether to tender any of their 2028 Notes and, if so, the principal amount of 2028 Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of the 2028 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Embraer by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 20, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations